SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                SCHEDULE 13D/A-4

                    Under the Securities Exchange Act of 1934


                                EMPS Corporation
                                -----------------
                                (Name of Issuer)

                     Common Stock $.001 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    268711108
                                  -------------
                                 (CUSIP Number)

Laird Garrard                                Ronald Poulton, Esq
Suite 408, 2 Old Brompton Road               Poulton & Yordan
South Kensington, London SW7 3DQ             136 East South Temple, Suite 1700-A
United Kingdom                               Salt Lake City, Utah 84111
7 3007 137142                                (801) 355-1341
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       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notes and Communications)

                                 October 5, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 268711108                                            Page 2 of 4 Pages
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  1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Laird Garrard
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  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

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  3.   SEC USE ONLY

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  4.   SOURCE OF FUNDS (See Instructions)

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  5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

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  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         England
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NUMBER OF                         7.      SOLE VOTING POWER 2,491,624
SHARES                         -------------------------------------------------
BENEFICIALLY                      8.      SHARED VOTING POWER 0
OWNED BY                       -------------------------------------------------
EACH                              9.      SOLE DISPOSITIVE POWER 2,491,624
REPORTING                      -------------------------------------------------
PERSON WITH                      10.      SHARED DISPOSITIVE POWER 0
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 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,491,624
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 12.   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)

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 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%

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 14.   TYPE OF REPORTING PERSON (See Instructions)

            IN
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                                                               Page 3 of 4 pages


ITEM 1. SECURITY AND ISSUER

         This Amendment No. 4 (the "Fourth Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 12, 2002, (the "Schedule 13D") by Laird Garrard (the "Reporting Person"). The
Schedule 13D as previously amended and this Amendment relate to the common stock, par value $.001 (the "Common Stock") of EMPS Corporation (the "Issuer"), whose principal executive offices are located at 2319 Foothill Boulevard, Suite 250, Salt Lake City, Utah 84109. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

         The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         On October 5, 2004, the Reporting Person, sold 155,140 shares of Common Stock in an open market transaction for $3.50 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         (a) As of October 5, 2004, the Reporting Person may be deemed to beneficially own 2,491,624 common shares or approximately 7.9% of the issued and outstanding shares of the Issuer.

         (b) Items 7-11 and 13 of the cover page of this Fourth Amendment, which relate to the beneficial ownership of the shares of Common Stock by the Reporting Person, are incorporated by reference in response to this item.

         (c) The only transaction involving the Common Stock effected by the Reporting Person during the past 60 days is the sell of 155,140 shares of Common Stock for $3.50 per share on October 5, 2004, in an open market transaction.

         (d) None.

         (e) Not applicable.

                                                               Page 4 of 4 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 18, 2004                                    /s/ Laird Garrard
                                                          ----------------------
                                                          Laird Garrard